UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from to

Commission file number 001-11960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP

1800 Concord Pike

P.O. Box 15437

Wilmington, DE 19850-5437

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

REQUIRED INFORMATION

1.	Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of AstraZeneca Savings and Security Plan are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2023 and 2022;

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2023 and 2022;

Notes to Financial Statements; and

Supplemental Schedule: Schedule H, line 4i - Schedule of Assets (Held at End of Year).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2.	Exhibit:

The following exhibit is submitted herewith:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

ASTRAZENECA SAVINGS AND SECURITY PLAN

Table of Contents

December 31, 2023 and 2022

Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

i

PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of AstraZeneca Savings and Security Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AstraZeneca Savings and Security Plan (the “Plan”) as of December 31, 2023 and 2022 and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 24, 2024

We have served as the Plan’s auditor since 2018.

1

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022

ASSETS
Investments:
Total investments at fair value	$7,250,832,374	$5,693,363,001
Investments in fully benefit-responsive investment contracts, at contract value	295,564,406	352,591,533
Total investments	$7,546,396,780	$6,045,954,534

Receivables:
Employer contributions	$13,696,232	$6,483,116
Employee contributions	7,818,550	6,391,452
Notes receivable from participants	42,200,155	35,262,521

Total receivables	63,714,937	48,137,089

Net assets available for benefits	$7,610,111,717	$6,094,091,623

The accompanying notes are an integral part of these financial statements.

2

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2023

2023
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$1,017,966,723
Interest and dividends	22,120,386

Total investment income (loss)	1,040,087,109

Interest income on notes receivable from participants	1,651,652

Contributions:
Employer	194,442,505
Employee	233,457,585
Rollovers	61,733,792

Total contributions	489,633,882

Total additions	1,531,372,643
Deductions:
Benefits paid to participants	600,109,864
Administrative expenses	592,148

Total deductions	600,702,012

Net increase	930,670,631

Plan assets transferred (Note 11):	585,349,463

Net assets available for benefits:
Beginning of the year	6,094,091,623

End of the year	$7,610,111,717

The accompanying notes are an integral part of these financial statements.

3

ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

1.	Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the “Company”). Regular full-time and part-time employees of the Company are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allowed participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts (“ADRs”), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the “Act”). Participants have not been able to make new investments in, or transfer funds to the ADRs on or after December 15, 2015.

The AstraZeneca Investment Committee is the Plan’s named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan’s named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca North America HR Sub-Committee.

Administrative Expenses:

Some costs and expenses incident to the administration of the Plan and the management of the trust, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statement of changes in net assets available for benefits relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants’ account.

Contributions:

Participants can make before-tax or after-tax (including ROTH) contributions of up to 50% of annual eligible compensation. The maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan. Participants age 50 and over are eligible to contribute additional before-tax and ROTH contributions (“catch-up contributions”) above the annual Internal Revenue Service (“IRS”) limitations up to $7,500 in 2023. The contribution limit for participants is $22,500 and the limitation on benefits and contributions under Section 415(c)(1)(A) of the Internal Revenue Code is $66,000 in 2023.

4

ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

1.	Description of Plan, continued:

Certain employees of the Company are eligible to receive “AZ Retirement Company Contributions.” A participant’s employer contribution is equal to a specified percentage of a participant’s eligible compensation for the Plan year, based on a participant’s points. Participant’s points are calculated as the aggregate age and service credits allocated to a participant for a plan year determined as of December 31 of the prior plan year. A participant shall receive one point for each year of attained age and one point for each completed year of points service. A participant shall also receive one point for full months of attained age and completed service that aggregate 12. During 2023, the specific employer contribution percentage was determined by the basis of the participant’s points for the Plan year as set forth in the following chart:

Basic contributions	Participant’s points

5%	Less than 40 points
6%	40 to 59 points
7%	60 to 79 points
8%	80 or more points

The amount of contributions is subject to the limitations imposed by the Internal Revenue Code (“IRC”). Both employee and Company contributions are allocated to each participant account. Participants direct the investment of their employee and Company contributions into the various investment options offered by the Plan.

Participant Accounts:

Each participant’s account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings or losses. Investment earnings or losses allocated to each participant’s account are based on the portion of income and expenses and gains and losses of each investment in which the assets represented by the participant’s account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. A participant who is credited with at least one hour of service on or after January 1, 2007 becomes fully vested in his or her AZ Retirement Company Contributions after the completion of three years of service. If a participant is involuntarily terminated as a result of a Company restructuring, layoff or job elimination, their account will become fully (100%) vested if they would have otherwise become fully vested under the terms of the Plan no later than the six month anniversary of the date of their involuntary termination.

5

ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

1.	Description of Plan, continued:

Participant Loans:

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant’s account balance or $50,000, excluding any amounts in the AZ Retirement Company Contributions and reduced by the participant’s highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000 and the maximum is two loans outstanding at any time for any eligible borrower. Loans must generally be repaid over a period of up to five years, except for loans to purchase a principal residence which may be repaid over a period of up to 10 years. Interest rates are based on the “prime rate” published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. The principal amount and interest on a loan shall be repaid by level payroll deductions during each payroll period in which the loan is outstanding. As of December 31, 2023, the interest rates on the participant loans range from 3.25% to 9.5%. The AZ Retirement Company Contributions are not available for loans.

Payment of Benefits:

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant’s beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

Forfeited Accounts:

If participants terminate employment prior to becoming fully vested in their AZ Retirement Company Contributions, then those contributions will be forfeited and used to reduce future employer company contributions to the Plan for the remaining participants. At December 31, 2023 and 2022, forfeited nonvested accounts totaled $2,649 and $878 respectively. Forfeitures used to reduce employer company contributions were $1,705,124 for the year ended December 31, 2023.

2.	Significant Accounting Policies:

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Basis of Accounting:

The financial statements of the Plan are prepared in compliance with the Department of Labor’s (“DOL”) Rules and Regulations for Reporting and Disclosure under ERISA and under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition:

Investments are reported at fair value (except for the fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance companies. See note 4 for discussion of fair value measurements.

6

ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

2.	Significant Accounting Policies, continued:

Investment Valuation and Income Recognition, continued:

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are record on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants:

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are reclassified as benefits paid based upon the terms of the Plan document.

Payment of Benefits:

Benefit payments are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Fully Benefit-Responsive Investment Contracts:

The Plan invests in a portfolio of fully benefit-responsive guaranteed investment contracts (“GICs”) issued by insurance companies that is required to be reported at contract value. PFM Asset Management LLC served as the investment manager for the portfolio through December 15, 2022 and was replaced by Invesco Advisers, Inc., with oversight from the AstraZeneca Investment Committee. The portfolio is credited with interest on the GICs and debited for participant withdrawals.

Participants may direct the withdrawal or transfer of all or a portion of their investment. Participants cannot transfer their balance to a competing investment option without the amount of such transfer first being directed to one of the Plan’s other investment options and held thereunder for at least 90 days.

The Plan holds two types of investment contracts: traditional GICs and synthetic wraps. A traditional GIC is an investment contract issued by an insurance company or bank that provides for the payment of a specified rate of interest to the Plan and for the repayment of principal when the contract matures. A synthetic wrap unbundles the investment and insurance components of a traditional GIC. The Plan invests in and retains ownership of a pool of fixed income securities (e.g., government securities, pooled separate accounts, private and public mortgage-backed securities, other asset-backed securities and investment grade corporate obligations, etc.).

These securities are “wrapped” by a synthetic investment contract issued by a bank or insurance company that insures that participant-initiated withdrawals from the synthetic investment contract will be paid at contract value. The gain or loss on the underlying investments is recognized over time by adjusting the interest rate credited to the Plan under the synthetic wrap.

7

ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

3.	Fully Benefit-Responsive Investment Contracts, continued:

The following table lists the investment contract values as of December 31, 2023 and 2022:

	Contract Value
Type of Contract	2023	2022
Traditional	$156,309,898	$194,515,415
Synthetic	139,254,508	158,076,118
Total	$295,564,406	$352,591,533

Fully benefit-responsive investment contracts guarantee that (1) the crediting rate provided under the contract will not fall below zero and (2) participant-initiated withdrawals from the fund (i.e., withdrawals as a result of death, disability, retirement, termination of employment, hardship withdrawal, loan, and transfers to a non-competing fund) will be covered at contract value.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events may include, but are not limited to, the redemption of all or a portion of the interests in the Fund at the direction of the Plan Sponsor (including partial termination of the Plan), withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary or unit, the bankruptcy or insolvency of the Plan Sponsor, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a clone contract. The events described above that could result in the payment of benefits at fair value rather than at contract value are not currently probable of occurring.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events include the Plan’s loss of its qualified status, material breaches of contractual obligations that are not cured, delivery of any communication to plan participants to influence a participant not to invest in the Stable Value option, the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA, a material and adverse change to the provisions of the Plan, or termination of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

4.	Fair Value Measurements:

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

8

ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

4.	Fair Value Measurements, continued:

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Funds are invested in the common stock of AstraZeneca PLC (“AZ Common Stock”). The fair value is a quoted price in an active market.

Mutual funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market. The net asset value (“NAV”) is based upon the assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Commingled funds and Collective trusts: Valued at the NAV of shares held by the Plan at year end. The NAVs, provided by external investment managers as a practical expedient, are based on quoted prices for the fund’s underlying securities (some of which are marketable), estimates, appraisals, assumptions, and methods that are reviewed by management. This investment category has no unfunded commitments and there are no redemption restrictions.

Money market funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market.

Private equity funds: Valued at the NAV of shares held by the Plan at year end. The NAVs, provided by private equity fund managers as a practical expedient, are based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares or units outstanding or multiplied by the Plan’s pro rata interest, in the case of non-unitized investments. The private equity fund managers provide financial statements on a quarterly basis, which are used to value the securities based on the Plan’s ownership percentage.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

4.	Fair Value Measurements, continued:

The following table lists the fair values of investments as of December 31, 2023 and 2022:

	Fair Value Measurements as of December 31, 2023:
	Fair Value	Level 1	Level 2	Level 3
Common stock	$158,431,850	$158,431,850	$–	$–
Mutual funds	45,483,332	45,483,332	–	–
Money market funds	204,506,241	204,506,241	–	–
Total assets in the fair value hierarchy	408,421,423	408,421,423	–	–

Investments measured at net asset value (a)
Commingled funds	5,040,438,572	–	–	–
Collective trust	1,800,985,722	–	–	–
Private equity funds	986,657	–	–	–
Total investments at fair value	$7,250,832,374	$408,421,423	$–	$–

	Fair Value Measurements as of December 31, 2022:
	Fair Value	Level 1	Level 2	Level 3
Common stock	$167,148,357	$167,148,357	$–	$–
Mutual funds	31,029,633	31,029,633	–	–
Money market funds	179,148,040	179,148,040	–	–
Total assets in the fair value hierarchy	377,326,030	377,326,030	–	–

Investments measured at net asset value (a)
Commingled funds	3,748,004,997	–	–	–
Collective trust	1,568,031,974	–	–	–
Private equity funds	–	–	–	–
Total investments at fair value	$5,693,363,001	$377,326,030	$–	$–

(a) In accordance with Subtopic 820-10, collective trusts, private equity funds, and commingled funds that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

For the years ended December 31, 2023 and 2022, there were no transfers in or out of level 3 as there were no level 3 investments noted.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

5.	Internal Revenue Service Status:

The IRS has determined and informed the Company by a letter dated February 8, 2018, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and restated, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2020.

6.	Plan Termination:

Although it has not expressed any intent to do so, the AstraZeneca North America HR Sub-Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws. In the event of Plan termination, participants would be 100 percent vested in their employer contributions.

7.	Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of AZ Common Stock, which qualifies as a party-in-interest transaction. As of December 31, 2023 and December 31, 2022, the fair value of investments in AZ Common Stock was $158,431,850 and $167,148,357, respectively. During the year ended December 31, 2023, the Plan had no purchases and had sales of $11,351,696 of AZ Common Stock. The total dividend income received during 2023 was $3,500,171. The total realized and unrealized gain/(loss) during 2023 was ($894,437).

8.	Plan Termination:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

9.	Plan Amendments:

Plan Amendment No. 1 was executed on August 4, 2022 and revised the Plan compensation definition for purposes of determining participants’ AZ Retirement Company Contributions as well as allowed for post-severance loan repayments.

Plan Amendment No. 2 was executed on August 28, 2023 and amended the Plan to reflect the transfer of excess assets from the AstraZeneca Defined Benefit Pension Plan (“Pension Plan”) as a result to the Pension Plan termination effective March 31, 2022.

Plan Amendment No. 3 was executed on December 19, 2023 to merge the Alexion 401(k) Plan with and into the Plan effective December 29, 2023. All accounts under the Alexion 401(k) Plan were fully vested as of December 29, 2023 and those accounts and any attributable earnings, shall be fully vested under the Plan following the merger.

10.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2023 and 2022:

	2023	2022
Net assets available for benefits per the financial statements	$7,610,111,717	$6,094,091,623
Adjustment from contract value to fair value for fully-benefit responsive investment contracts held by the Stable Value Fund	(10,779,307)	(13,656,927)
Net assets available for benefits per the Form 5500	$7,599,332,410	$6,080,434,696

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2023, per the financial statements to the net income reported in the 2023 Form 5500:

Net increase in net assets available for benefits per financial statements	$930,670,631
Adjustment from contract value to fair value for fully-benefit responsive investment contracts held by the Stable Value Fund as of December 31, 2023	(10,779,307)
Adjustment from contract value to fair value for fully-benefit responsive investment contracts held by the Stable Value Fund as of December 31, 2022	13,656,927

Net increase in net assets available per Form 5500	$933,548,251

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ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

11.	Plan Assets Transferred:

As a result of business acquisitions by the Company, the following transfer into the Plan was completed in 2023: the net assets of Alexion 401(k) Plan in the amount of $583,216,167 were transferred into the Plan on December 29, 2023. This transfer is reflected in the statement of changes in net assets available for benefits.

As a result of the termination of the AstraZeneca Defined Benefit Pension Plan, Plan Amendment No. 2 permitted the AstraZeneca Defined Benefit Pension Plan’s transfer of $2,133,296 in excess assets to the Plan to be held in a suspense account under the Plan. A portion of these transferred assets must be used each year to comply with the IRS qualified replacement plan requirements.

12.	Subsequent Event:

The Plan has evaluated subsequent events through June 24, 2024, the date the financial statements were available to be issued, and noted the following:

For the plan year ended December 31, 2023, an employer match true-up contribution receivable of $6,560,877 for the Alexion 401(k) Plan was recorded and subsequently paid to the Plan in February 2024.

13

SUPPLEMENTAL SCHEDULE

14

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	Plan No. 002 EIN 23-2967016 (b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	AstraZeneca Co. Stock Fund
*	AstraZeneca Co.	AstraZeneca Co. Stock, 2,352,366 shares	**	$158,431,850
*	Fidelity Government Portfolio Institution	Money Market Fund	**	2,361,227
				160,793,077
	Stable Value Account
	Jackson National Life Insurance Company	Guaranteed Investment Contract, Due 03/29/24	**	793,379
	Metropolitan Life Insurance Company Inc.	Guaranteed Investment Contract, Due 12/31/24	**	7,282,240
	Metropolitan Life Insurance Company Inc.	Guaranteed Investment Contract, Due 03/31/25	**	8,882,547
	Metropolitan Life Insurance Company Inc.	Guaranteed Investment Contract, Due 09/30/25	**	3,301,099
	Metropolitan Life Insurance Company Inc.	Guaranteed Investment Contract, Due 09/30/27	**	4,166,963
	Metropolitan Life Insurance Company Inc.	Guaranteed Investment Contract, Due 06/30/28	**	4,256,009
	New York Life Insurance Company	Guaranteed Investment Contract, Due 09/30/25	**	8,607,881
	New York Life Insurance Company	Guaranteed Investment Contract, Due 09/30/27	**	10,458,542
	New York Life Insurance Company	Guaranteed Investment Contract, Due 12/31/27	**	12,612,050
	New York Life Insurance Company	Guaranteed Investment Contract, Due 09/30/25	**	3,768,445
	Principal Life Insurance Company	Guaranteed Investment Contract, Due 09/29/26	**	5,462,332
	Principal Life Insurance Company	Guaranteed Investment Contract, Due 12/28/28	**	9,619,368
	Protective Life Insurance Company	Guaranteed Investment Contract, Due 03/31/26	**	5,158,151
	Massachusetts Mutual Life Insurance Company	Guaranteed Investment Contract, Due 04/01/24	**	2,354,179
	Massachusetts Mutual Life Insurance Company	Guaranteed Investment Contract, Due 07/01/24	**	2,996,454
	Massachusetts Mutual Life Insurance Company	Guaranteed Investment Contract, Due 09/30/24	**	5,013,397
	Massachusetts Mutual Life Insurance Company	Guaranteed Investment Contract, Due 09/30/25	**	14,522,117
	Prudential Insurance Company of America	Guaranteed Investment Contract, Due 06/28/24	**	1,650,218
	Prudential Insurance Company of America	Guaranteed Investment Contract, Due 06/30/27	**	10,653,574
	Prudential Insurance Company of America	Guaranteed Investment Contract, Due 12/29/28	**	5,308,438
	Minnesota Mutual Life Insurance	Guaranteed Investment Contract, Due 12/31/25	**	3,239,667
	Minnesota Mutual Life Insurance	Guaranteed Investment Contract, Due 12/31/24	**	5,964,296
	Minnesota Mutual Life Insurance	Guaranteed Investment Contract, Due 03/31/25	**	5,631,698
	Minnesota Mutual Life Insurance	Guaranteed Investment Contract, Due 06/30/25	**	7,708,046
	United of Omaha Life Insurance Company	Guaranteed Investment Contract, Due 03/27/24	**	1,395,501
	United of Omaha Life Insurance Company	Guaranteed Investment Contract, Due 12/30/25	**	5,503,051
	***IGT Dodge & Cox Core Fixed Income Fund	Collective Trust	**	6,800,304
	***IGT Invesco Core Fixed Income Fund	Collective Trust	**	6,776,451
	***IGT Invesco Intermediate Fund	Collective Trust	**	13,294,094
	***IGT Invesco Short Term Bond Fund	Collective Trust	**	61,352,542
	***IGT Jennison Intermediate Fund	Collective Trust	**	13,291,772
	***IGT Loomis Sayles Core Fixed Income Fund	Collective Trust	**	6,778,837
	***IGT Loomis Sayles Intermediate Fund	Collective Trust	**	6,715,374
	***IGT PIMCO Core Fixed Income Fund	Collective Trust	**	6,768,269
	***IGT PIMCO Intermediate Fund	Collective Trust	**	6,697,809
	Fidelity FIMM Government Money Market Portfolio	Money Market Fund	**	16,730,301
				301,515,395
	Investments in Mutual Funds:
	GQG Emerging Markets Eq R6	Mutual Fund	**	45,483,332

15

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023

(a)	Plan No. 002 EIN 23-2967016 (b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Investment in Collective Trusts:
	BlackRock Russell 2000 Alpha Tilts	Collective Trust	**	244,808,172
	BlackRock Total Return Bond Fund M	Collective Trust	**	56,466,822
	Champlain Mid Cap Collective Fund	Collective Trust	**	180,807,127
	GQG Partners US Select Quality Equity CIT Class F	Collective Trust	**	669,156,035
*	Fidelity Diversified International Commingled Pool	Collective Trust	**	84,953,142
	Vanguard Institutional Extended Market Index Trust	Collective Trust	**	373,098,675
	Vanguard Total International Stock Market Index Trust	Collective Trust	**	191,695,749
				1,800,985,722
	Investments in Commingled Funds:
	Vanguard Institutional Index Fund	Large Blend Fund	**	1,456,187,462
	Vanguard Total Bond Market Index Fund	Intermediate-Term Bond Fund	**	175,520,982
	Vanguard Target 2020	Target Date Fund	**	123,061,582
	Vanguard Target 2025	Target Date Fund	**	356,517,064
	Vanguard Target 2030	Target Date Fund	**	587,878,016
	Vanguard Target 2035	Target Date Fund	**	700,982,772
	Vanguard Target 2040	Target Date Fund	**	606,722,585
	Vanguard Target 2045	Target Date Fund	**	447,870,494
	Vanguard Target 2050	Target Date Fund	**	283,907,271
	Vanguard Target 2055	Target Date Fund	**	141,191,142
	Vanguard Target 2060	Target Date Fund	**	59,905,696
	Vanguard Target 2065	Target Date Fund	**	32,370,813
	Vanguard Target 2070	Target Date Fund	**	1,631,108
	Vanguard Target Income	Target Date Fund	**	66,691,585
				5,040,438,572
	Investments in Private Equity Funds:
	DCM Private Equity Fund II LLC	Private Equity Fund	**	306,411
	OCM Asia Principal Opportunities Fund LP	Private Equity Fund	**	23,170
	Summit Partners Private Equity Fund VII	Private Equity Fund	**	657,076
				986,657
	Investments in Money Market Funds:
*	FIAM Cash Commingled Pool	Money Market Fund	**	185,414,714
	Notes receivable from participants (interest rates ranging from 3.25% to 9.5% and range of maturity in years 2024-2031)		**	42,200,155
	Total			$7,577,817,624

* Party-in-interest

**Cost information is not required for participant-directed investments.

***Represents the investment underlying Synthetic Guaranteed Investment Contracts (“GIC”)

16

ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: 26 June 2024	By: /s/ David E. White
David E. White
Assistant Treasurer-North America, and AstraZeneca Investment Committee Secretary

17

ASTRAZENECA SAVINGS AND SECURITY PLAN

Notes to Financial Statements

December 31, 2023 and 2022

__________

INDEX TO EXHIBIT

23.1       Consent of Independent Registered Public Accounting Firm

18